Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended September 30, 2011

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$244,182
Less: equity income from investees	1,105
Plus: distributed income of equity investees	702
Income taxes	159,290
Fixed charges (including securitization certificates)	76,156

Total	$479,225

Interest expense	$69,752
Interest component of rentals (estimated as one-third of rental expense)	6,404

Subtotal	76,156
Preferred stock dividend requirements	3,239

Total	$79,395

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.04